SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           -------------------------

                                   FORM 8-A/A
                                 AMENDMENT NO. 1
                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                             LITTON INDUSTRIES, INC.
             (Exact Name of Registrant as Specified in its Charter)


                DELAWARE                               95-1775499
(State of Incorporation or Organization)              (IRS Employer
                                                 Identification Number)
        21240 BURBANK BOULEVARD,
       WOODLAND HILLS, CALIFORNIA                      91367-6675
(Address of Principal Executive Offices)               (Zip Code)

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

                                             NAME OF EACH EXCHANGE ON WHICH
TITLE OF EACH CLASS TO BE SO REGISTERED      EACH CLASS IS TO BE REGISTERED
---------------------------------------      ------------------------------
SERIES A PARTICIPATING PREFERRED STOCK          NEW YORK STOCK EXCHANGE
   PURCHASE RIGHTS PURSUANT TO RIGHTS               PACIFIC EXCHANGE
               AGREEMENT

   If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box: [X]

   If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box: [ ]

SECURITIES ACT REGISTRATION STATEMENT FILE NUMBER TO WHICH THIS FORM
RELATES: N/A
        -----


        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                                      NONE
                                (Title of Class)

   Litton Industries, Inc. amends and restates in their entirety Items 1 and 2 of its registration statement on Form 8-A (File No. 001-03998), filed with the Securities and Exchange Commission on August 24, 1994, as set forth below as a result of the execution of an amendment to the Rights Agreement, dated as of August 17, 1994, between Litton Industries, Inc., a Delaware corporation (the "Company") and The Bank of New York, as Rights Agent (the "Rights Agreement"). The Company and The Bank of New York entered into Amendment No. 1, dated as of December 21, 2000, to the Rights Agreement in connection with the execution of the Agreement and Plan of Merger (the "Merger Agreement"), dated as of December 21, 2000, among the Company, Northrop Grumman Corporation, a Delaware corporation ("Parent") and LII Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Acquisition"). The Merger Agreement provides that Acquisition shall, subject to certain terms and conditions, commence a tender offer (the "Offer") to acquire (i) all the issued and outstanding common stock, par value $1 per share, of the Company (the "Common Stock"), including the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Common Shares") issued pursuant to the Rights Agreement, at a price of $80.00 per Common Share, net to the seller in cash and (ii) all the issued and outstanding shares of Series B $2 Cumulative Preferred Stock, par value $5 per share, at a price of $35.00 per share, net to the seller in cash. The Merger Agreement further provides that following the consummation of the Offer, Acquisition will, subject to the terms and conditions of the Merger Agreement, merge with and into the Company in accordance with the Delaware General Corporation Law (the "Merger"), with the Company continuing as the surviving corporation.


ITEM 1.  Amended and Restated Description of Securities to be Registered.

Introduction
------------
   On August 17, 1994, the Board of Directors of Litton Industries, Inc. (the "Company") adopted a Share Purchase Rights Plan (the "Plan") under which the Board declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $1 per share (the "Common Shares") of the Company. The dividend was paid on August 31, 1994 (the "Record Date") to the stockholders of record on that date.

   On December 21, 2000, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of December 21, 2000, among the Company, Northrop Grumman Corporation, a Delaware corporation ("Parent") and LII Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Acquisition"). Pursuant to the Merger Agreement, the Company agreed to amend its rights agreement.

   The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement"), dated as of August 17, 1994, as amended by Amendment No. 1, dated as of December 21, 2000, between the Company and The Bank of New York, as Rights Agent.

Purchase Price
--------------
   Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Participating Preferred Stock, par value $5 per share (the "Preferred Shares"), of the Company at a price of $150 per one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment.


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



Consequences of a Person or Group becoming an Acquiring Person
--------------------------------------------------------------
   FLIP IN. In the event that any Person or group of affiliated or associated persons, known as an Acquiring Person, acquires beneficial ownership of 15% or more of the outstanding Common Shares, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise the number of Common Shares having a market value of two times the exercise price of the Right.

   FLIP OVER. In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

   Unitrin, Inc., a Delaware corporation ("Unitrin") and its subsidiaries shall not be deemed to be an Acquiring Person so long as such entities in the aggregate beneficially own fewer than 12,658,000 Common Shares.

   Neither Parent nor Acquisition shall be deemed to be an Acquiring Person as a result of (i) the execution and delivery of the Merger Agreement, (ii) the consummation of the Offer, (iii) the conversion of Common Shares into the right to receive Merger Consideration (as defined in the Merger Agreement), or (iv) the consummation of the Merger (as defined in the Merger Agreement).

Distribution Date
-----------------
   The Distribution Date for certificates evidencing the Rights is the earlier of:

   (i) 10 days following a public announcement that an Acquiring Person has acquired beneficial ownership of 15% or more of the Company's outstanding common shares; or

   (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to the time that any Person or group of affiliated Persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the Person or group becoming an Acquiring Person.

   However, a Distribution Date will not be deemed to have occurred as a result of the execution and delivery of the Merger Agreement, the consummation of the Offer, the conversion of Shares into the right to receive Merger Consideration (as defined in the Merger Agreement) in accordance with Section 2.8 of the Merger Agreement, or the consummation of the Merger (as defined in the Merger Agreement).


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


Transfer and Detachment
-----------------------
   Until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

   As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

Exercisability
--------------
   The Rights are not exercisable until the Distribution Date. The Rights expire on the earliest of (i) the time immediately before the consummation of the Merger or (ii) the later of the date of termination of the Merger Agreement or August 31, 2004 (the "Final Expiration Date") unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

Adjustments
-----------
   The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

   The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

   With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

Preferred Shares
----------------
   Preferred Shares purchasable upon exercise of the Rights will not be redeemable prior to August 31, 2025. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $10 per share but will be entitled to an aggregate dividend of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $1,000 per share but will be entitled to an aggregate payment of 1,000 times the payment made per Common Share. Each Preferred Share will have one vote and, except for certain limited circumstances, will vote together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

   Because of the nature of the Preferred Shares' dividend and liquidation rights, the value of the one one-thousandth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

Exchange
--------
   At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio, subject to adjustment, of one Common Share, or one one-thousandth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right.

Redemption
----------
   At any time prior to the time a person or group of affiliated or associated persons becomes an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Amendments
----------
   The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding Common Shares then known to the Company to be beneficially owned by any person or group of affiliated or associated persons (other than Unitrin and its subsidiaries) and
(ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

Rights and Holders
------------------
   Until a Right is exercised, the holder of the Right, as a holder, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Merger Agreement
----------------
   Nothing in the Rights Agreement may be construed to give any holder of Rights nor any other person any legal or equitable rights, remedy or claim under the Rights Agreement in connection with any transactions contemplated by the Merger Agreement.

Further Information
-------------------
   The foregoing summary description of the Rights Agreement and Amendment No. 1 to the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Rights Agreement and the full text of Amendment No. 1, which are filed as Exhibit 4.1 and Exhibit 4.2, respectively, to this Form 8-A/A, and are incorporated herein by reference.


ITEM 2.  Exhibits.

Item 2 of the Company's registration statement on Form 8-A (File No. 001-03998) filed on August 24, 1994 is hereby amended and restated in its entirety to read:

4.1 Rights Agreement, dated as of August 17, 1994, by and between Litton Industries, Inc. and The Bank of New York, as Rights Agent, which includes: as Exhibit A thereto, the Form of Certificate of Designations of Series A Participating Preferred Stock of Litton Industries, Inc.; as Exhibit B thereto, the Form of Right Certificate; and as Exhibit C thereto, the Summary of Rights to Purchase Preferred Shares (filed as
        Exhibit 99.2 to Form 8-K, dated August 17, 1994 and incorporated herein by reference).

4.2 Amendment No. 1, dated as of December 21, 2000, to the Rights Agreement, dated as of August 17, 1994, by and between Litton Industries, Inc. and The Bank of New York, as Rights Agent.*

*Filed herewith.

                                    SIGNATURE

   Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 3, 2001
                                         LITTON INDUSTRIES, INC.


                                         By:  /s/ John E. Preston
                                             --------------------------
                                             John E. Preston
                                             Senior Vice President and
                                             General Counsel


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


                                       EXHIBIT INDEX.

4.1 Rights Agreement, dated as of August 17, 1994, by and between Litton Industries, Inc. and The Bank of New York, as Rights Agent, which includes: as Exhibit A thereto, the Form of Certificate of Designations of Series A Participating Preferred Stock of Litton Industries, Inc.; as Exhibit B thereto, the Form of Right Certificate; and as Exhibit C thereto, the Summary of Rights to Purchase Preferred Shares (filed as
        Exhibit 99.2 to Form 8-K, dated August 17, 1994 and incorporated herein by reference).
4.2     Amendment No. 1, dated as of December 21, 2000, to the Rights
        Agreement, dated as of August 17, 1994, by and between Litton Industries, Inc. and The Bank of New York, as Rights Agent.*

*Filed herewith.


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